Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-260290) and related Prospectus of Hertz Global Holdings, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our report dated February 26, 2021, except for Note 18, as to which the date is October 15, 2021, with respect to the consolidated financial statements of Hertz Global Holdings, Inc. included in its Current Report on Form 8-K dated October 15, 2021, and our report dated February 26, 2021, with respect to the effectiveness of internal control over financial reporting of Hertz Global Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tampa, Florida

November 3, 2021